UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning the Number of Shares to be Issued

in connection with the Issuance of New Shares by way of Third-Party Allotment

Tokyo, January 9, 2009—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) announces that, in connection with the Issuance of New Shares by way of Third-Party Allotment, which was resolved at the meeting of the Board of Directors held on November 18, 2008, MUFG has been notified that the allottee elects to subscribe in full for the shares issuable in accordance therewith, as set forth below.

(1)	Number of shares to be issued		65,200,000 shares

(2)	Total amount to be Paid		¥26,066,960,000

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased	¥13,033,480,000
		The amount of additional paid-in capital to be increased	¥13,033,480,000

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

Note:	This press release has been prepared for the sole purpose of publicly announcing the number of shares to be issued in connection with the issuance of new shares by way of third-party allotment, does not constitute all the information regarding the offering that was resolved at the meeting of the Board of Directors held on November 18, 2008 and has been prepared not for the purpose of soliciting investments or engaging in any other similar activities. MUFG has filed a registration statement (including prospectus) with the SEC (Registration No. 333-155420) with respect to the portion of the offering conducted in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. A copy of the prospectus relating to the portion of the offering conducted in the United States may also be obtained by contacting Morgan Stanley & Co. Incorporated, Prospectus Department at 180 Varick Street, 2nd Floor, New York, NY 10014, Nomura Securities International, Inc. at 2 World Financial Center, Building B, New York, NY 10281, or J.P. Morgan Securities Inc., Prospectus Library-Distribution & Support Services at 4 Chase Metrotech Center, CS Level Brooklyn, NY 11245.

[For Reference]

1.	The Issuance of New Shares by way of Third-Party Allotment was resolved at the meeting of the Board of Directors held on November 18, 2008 together with the Issuance of New Shares by way of Offering (Public Offering), Secondary Offering of Shares by way of Sale of Treasury Shares and Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment).

For detailed information on the Issuance of New Shares by way of Third-Party Allotment, please refer to the press releases entitled “Concerning Issuance of New Shares, Sale of Treasury Shares and Secondary Offering of Shares, and Withdrawal of Registration in Japan for Future Equity Issuances” dated November 18, 2008, “Concerning Investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd.” dated December 1, 2008 and “Concerning Determination of Issue Price and Selling Price and Other Matters” dated December 8, 2008.

2.	Change in the number of outstanding shares as a result of the Issuance of New Shares by way of Third-Party Allotment

Total number of outstanding shares at present (as of December 31, 2008):

Common Stock:	11,568,479,680 shares
First Series of Class 3 Preferred Shares:	100,000,000 shares
First Series of Class 5 Preferred Shares:	156,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Class 12 Preferred Shares:	11,300,000 shares
Total:	11,835,780,680 shares

Increase in number of shares as a result of the Issuance of New Shares by way of Third-Party Allotment:

Common Stock:	65,200,000 shares

Total number of outstanding shares after the Issuance of New Shares by way of Third-Party Allotment:

Common Stock:	11,633,679,680 shares
First Series of Class 3 Preferred Shares:	100,000,000 shares
First Series of Class 5 Preferred Shares:	156,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Class 12 Preferred Shares:	11,300,000 shares
Total:	11,900,980,680 shares

3.	Use of Proceeds

The entire amount of ¥398,645,000,000, which is the total approximate net amount of the Issuance of New Shares by way of Offering (Public Offering), Secondary Offering of Shares by way of Sale of Treasury Shares and the Issuance of New Shares by way of Third-Party Allotment, shall be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd. to strengthen MUFG’s overall group capital base.